December 11, 2018

Daniel Sullivan
Chief Accounting Officier
InterCloud Systems, Inc.
1030 Broad Street
Suite 102
Shrewsbury, NJ 07702

       Re: InterCloud Systems, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed April 17, 2018 and December 7, 2018
           Filed No. 001-36100

Dear Mr. Sullivan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products